GOLDEN GREEN ENTERPRISES LIMITED No. 69 Huaibei Street Longhai Middle Road Zhengzhou, People’s Republic of China, 451191 Tel: +86371-6897-0951

October 30, 2009

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Dietrich King, Esq.

Re:	Golden Green Enterprises Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed on October 20, 2009
File No. 333-161924

We hereby submit the responses of Golden Green Enterprises Limited (“Golden Green” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 27, 2009, providing the Staff’s comments with respect to the above referenced registration statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Table of Contents, page i

1.
We note the disclaimer you have added concerning the report prepared by Freedonia Custom Research, Inc.  By choosing to refer to the Freedonia report in the prospectus, you are implicitly representing to investors that you believe the report is reliable.  Furthermore, because you have included information from the report in the prospectus, investors are entitled to reasonably rely on the information.  In view of the foregoing, the following statements and clauses within the disclaimer are inappropriate and you should revise the disclaimer to eliminate them and any other language ein the prospectus with similar implications:

•	“[T]he reader of the Report assumes sole responsibility for his or her selection of, or reliance on, the Report, or any excerpts thereof, in making any decision, including any investment decision.”

•
“Freedonia Custom Research, Inc. is not responsible, nor shall it have any liability, to us or to any reader of the Report for any interpretations of, or for any calculations based upon data contained in the Report or any excerpts thereof.”

Company Response:  We deleted the entire disclaimer concerning the report prepared by Freedonia Custom Research, Inc. from the Registration Statement.

2.
Please tell us what consideration you have given to whether you need to obtain and file a consent from Freedonia Custom Research, Inc. for purposes of Rule 436 under the Securities Act of 1933, as amended.  For your reference, please refer to Question 233.02 of our Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Company Response:  We have filed the consent from Freedonia Custom Research, Inc. as Exhibit 23.5 in the Amendment No. 2 to Form F-1.

Part II.

Item 8. Exhibits and Financial Statement Schedules, page II-2

3.
We note your responses to comments three and four in our letter dated October 5, 2009.  Please note that we will need adequate time to review the exhibits and consents that you have undertaken to file before requesting the acceleration of the effective date of the registration statement, and we may have comments on the exhibits and consent.

Company Response:  We have filed the relevant exhibits and consents in the Amendment No. 2 to Form F-1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)371-6897-0951 or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely, Golden Green Enterprises Limited

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer